Exhibit (4)(vi)

EXHIBIT (4)(vi)

GUARANTEED MINIMUM DEATH BENEFIT RIDER

Transamerica Life Insurance Company

Cedar Rapids, Iowa

Contact us at 6400 C Street SW, Cedar Rapids, Iowa 52499

800-525-6205

www.transamerica.com

Guaranteed Minimum Death Benefit Rider

This Rider is attached to and made part of the policy and is effective upon issuance. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider provides for a guaranteed minimum death benefit as described below. An additional fee may be charged.

The Death Proceeds Section of the policy to which this Rider is attached is amended to include the addition of the following language:

The Guaranteed Minimum Death Benefit is equal to [100%] of the Policy Value as of the Rider Date, plus subsequent Premium Payments, less any Adjusted Withdrawals (as described below), as of the Annuitant’s date of death.

A withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Withdrawal”. The Adjusted Withdrawal may be a different amount than the Gross Withdrawal. If at the time of the withdrawal the Policy Value is equal to the Death Proceeds, the Adjusted Withdrawal will equal the Gross Withdrawal. If at the time of the withdrawal the Policy Value is less than the Death Proceeds, the Adjusted Withdrawal will be greater than the Gross Withdrawal.

The Adjusted Withdrawal is equal to the Gross Withdrawal multiplied by the Death Proceeds immediately prior to the withdrawal divided by the Policy Value immediately prior to the withdrawal. The formula is AW = DP x (GW/PV) where:

AW	is the Adjusted Withdrawal

DP	is the Death Proceeds prior to the withdrawal = greater of PV or GMDB

GW	is the Gross Withdrawal

PV	is the Policy Value prior to the withdrawal

GMDB	is the Guaranteed Minimum Death Benefit prior to the withdrawal

The Rider Fee is calculated and deducted at the end of each Rider Quarter, on the same day of the month as the Rider Date. A Rider Quarter is each three-month period beginning on the Rider Date. If a day does not exist in a given month, the first day of the following month will be used. A portion of this fee will also be deducted when the rider is terminated. It will be deducted automatically from all Accounts in which You are invested on a pro rata basis, excluding the Fixed Holding Account, until all other Accounts have been depleted.

The quarterly Rider Fee is calculated as follows:

Multiply (A) by (B) divided by 4, where:

(A)	is the GMDB; and

(B)	is the Rider Fee Percentage.

The Rider Fee at rider termination is calculated as follows:

Multiply (A) by (B) divided by 4 multiplied by (C) where:

(A)	is the GMDB;

(B)	is the Rider Fee Percentage; and

(C)	is the number of days that have elapsed since the previous Rider Quarter divided by the number of days within the applicable Rider Quarter.

If You have an advisor, asset manager or broker/dealer who manages Your policy for a fee, You may elect to have that fee deducted from Your Policy Value and paid directly to Your advisor, asset manager or broker/dealer.

An Advisory Fee Withdrawal is the Advisory Fee amount You have authorized Us to deduct from Your Policy Value and pay directly to Your advisor, asset manager or broker/dealer on Your behalf. Advisory Fee Withdrawals, as described in Your policy, that are less than or equal to the Advisory Fee Withdrawal Maximum Percentage shown in Your policy will not be treated as a withdrawal for purposes of calculating the Guaranteed Minimum Death Benefit. Any amount of Advisory Fee Withdrawal in excess of the Advisory Fee Withdrawal Maximum Percentage is treated as a withdrawal under this Rider and is subject to all withdrawal provisions.

The death benefit amount cannot be withdrawn as a lump sum.

While this Rider is in-force, we will not invoke the Involuntary Cashout provision of the policy to which this Rider is attached if this Rider has a Guaranteed Minimum Death Benefit amount of $2,000 or greater. If the Involuntary Cashout provision is invoked and the policy to which this Rider is attached is terminated, we will pay the greatest of:

1)	The Fixed Account and Fixed Holding Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value;

2)	The Policy Value; or

3)	The Guaranteed Minimum Death Benefit amount.

This Rider is effective on the Rider Date and will terminate upon the earliest of:

1)	the date the policy to which this Rider is attached terminates;

2)	the Annuity Commencement Date;

3)	the date of the Annuitant’s death; or

4)	the date of the Owner’s death.

Once terminated, the Rider Fee will also terminate.

The amount of the death benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

Signed for us at our home office.

Blake Bostwick	Karyn S.W. Polak
President	Secretary

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